Sub-Item 77D: Policies with respect to security investments

The Hartford International Growth Fund

As of June 1, 2009, under normal circumstances, the fund invests at least 65% of its assets in equity securities of foreign issuers, including non-dollar securities. The fund diversifies its investments among a number of different countries throughout the world. There are no limits on the amount of the fund’s assets that may be invested in each country. Although some consideration is given to ensuring country diversification, allocation of investments among countries is primarily the result of security selection. The fund may invest up to 25% of its total assets in securities of companies that conduct their principal business activities in emerging markets or whose securities are traded principally on exchanges in emerging markets.

The fund invests in globally competitive growth companies within growing sectors. The universe of mid to large capitalization companies based on the Morgan Stanley Capital International Europe, Australasia, and Far East Growth Index (“MSCI EAFE Growth Index”) is researched by the team and global industry analysts to identify companies with industry leadership and strong management, above expectation earnings growth, and clear earnings drivers. The fund may invest in a broad range of market capitalizations generally greater than $1 billion, but tends to focus on mid to large capitalization companies. The fund may trade securities actively.

The Fund employs a multiple portfolio manager structure whereby the portfolio is divided into segments, each under a separate portfolio manager or team with its own approach.  Each investment approach will continue to be focused on capital appreciation, and together the investment strategies represent an opportunistic, diversified fund profile that invests in globally competitive growth companies within growing sectors.